Exhibit 12.1

Marsh & McLennan Companies, Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

(In millions, except ratios)

	Nine Months Ended September 30, 2008		Years Ended December 31,
	(Unaudited)		2007	2006	2005	2004	2003
Earnings

Income before income taxes and minority interest	$548	(a)	$847	$912	$302	$283	$1,771

Interest expense	165		267	303	332	219	185

Portion of rents representative of the interest factor	120		170	170	149	153	141

	$833		$1,284	$1,385	$783	$655	$2,097

Fixed Charges

Interest expense	$165		$267	$303	$332	$219	$185

Portion of rents representative of the interest factor	120		170	170	149	153	141

	$285		$437	$473	$481	$372	$326

Ratio of Earnings to Fixed Charges	2.9		2.9	2.9	1.6	1.8	6.4

(a)	Excludes the Kroll non-cash goodwill impairment charge of $540 million recorded in 2008.